UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 2, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Update

RSE Northpoint - Persimmon - Controlled Subsidiary

On April 27, 2018, we directly acquired ownership of a “majority-owned subsidiary”, 100 SR-RSE JV, LLC (the “RSE Northpoint - Persimmon Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $10,257,055 (the RSE Northpoint - Persimmon Controlled Subsidiary Investment). The RSE Northpoint - Persimmon Controlled Subsidiary used the proceeds of the RSE Northpoint - Persimmon Controlled Subsidiary Investment to refinance a multifamily property totaling 227 units and approximately 172,070 rentable square feet located at 100 S Reynolds St., Alexandria, VA 22304 (the “RSE Northpoint - Persimmon Property”). Details of this acquisition can be found here.

On December 2, 2021, the RSE Northpoint - Persimmon Controlled Subsidiary redeemed the RSE Northpoint - Persimmon Controlled Subsidiary Investment in full. The RSE Northpoint - Persimmon Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the RSE Northpoint - Persimmon Controlled Subsidiary Investment through the sale of the RSE Northpoint - Persimmon Property. All preferred return payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 11.4%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at sec.report. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: December 8, 2021